UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date: November 9, 2009
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS PROVIDES 2009 THIRD QUARTER RESULTS, UPDATES PRODUCTION GUIDANCE AND SETTLES BINDING ARBITRATION

Vancouver, British Columbia – November 9, 2009 – Minefinders Corporation Ltd. today announced the Company’s financial and operating results for the third quarter and nine months ended September 30, 2009 (all amounts in US dollars).

The Company also updated its production guidance for 2009 and announced the settlement of the binding arbitration previously reported in May 2008.

Third quarter 2009 financial summary, compared with a year earlier:

•

Revenue of $24.1 million compared to none;

•

Loss of $0.7 million or $0.01 per share compared to a loss of $6.8 million or $0.14 per share;

•

Positive operating cash flow of $3.2 million compared to negative operating cash flow of $3.7 million;

•

Sale of 24,689 gold-equivalent ounces compared to none.

Nine months 2009 financial summary, compared with a year earlier:

•

Revenue of $47.4 million compared to none;

•

Loss of $8.6 million or $0.15 per share compared to a loss of $20.0 million or $0.40 per share;

•

Positive operating cash flow  of $0.1 million compared to negative operating cash flow of $8.4 million;

•

Sale of 69,545 gold-equivalent ounces compared to none.

During the third quarter and after September 30, 2009 the Company reported:

•

An increase in crusher throughput to 16,000 tonnes per day in September and a record average of 17,700 tonnes per day in October 2009 as a result of screen remediation work conducted in July and August;

•

Completion of the relocation of the old Dolores village allowing access to the Phase II area of the deposit where pre-stripping activities are underway;

•

Completion of an updated resource model for the La Bolsa property with the NI 43-101 technical report filed on October 21, 2009; and

•

Completion of a bought deal financing for gross proceeds of CDN$66.0 million during the third quarter and closing of the over-allotment option in October 2009 for additional gross proceeds of CDN$3.7 million.

“The relocation of the old Dolores village and the increase in crusher throughput to planned rates represent the resolution of the two most significant issues affecting the efficient operation of the mine, production of gold and silver and cash operating costs,” said Mark Bailey, President and Chief Executive Officer. “With crusher throughput now at planned rates and pre-stripping well advanced in the heart of the Dolores deposit, production and cash costs should improve markedly going forward. In combination with our enhanced working capital, the pre-feasibility studies on the addition of a mill at Dolores and a mine at La Bolsa underway and concurrent drilling programs at Dolores and La Bolsa, Minefinders is in a strong position to execute on its production and growth objectives.”

Issues Resolved

Production and cash operating costs in the nine-month period and particularly in the third quarter have been negatively affected by lower than planned crusher throughput and mining activities restricted to the relatively lower grade north end of the deposit.

The crusher throughput has trended under plan due to fabrication issues with one of the three tertiary screens and other less significant commissioning deficiencies. These problems have negatively affected production all year and have prevented crusher throughput from achieving the planned average rate of 18,000 tonnes per day. During the third quarter, the Company initiated a comprehensive assessment and repair program that temporarily reduced crusher throughput in July and August to an average of just 13,000 tonnes per day.

With the completion of repairs in August, crushing throughput increased significantly in September to more than 16,000 tonnes per day. Subsequent to September 30, 2009, crusher throughput increased to near the planned rate of 18,000 tonnes per day. The remaining screen repairs are scheduled for early 2010 and Minefinders expects crusher throughput to average planned rates during the fourth quarter of 2009 and forward.

Mining through 2009 has been restricted to the north end of the deposit due to a delay in relocating the old Dolores village, which was blocking access to the higher grade heart of the Dolores deposit. This necessitated mining in relatively low-grade areas during 2009 to date and particularly in July and August. With the successful relocation of the old village during the quarter, pre-stripping was initiated to expose the higher-grade central dome of the deposit. Pre-stripping is well advanced and first access to this higher grade ore is expected this month with the associated higher production and lower cash costs commencing in the second quarter of 2010.

Production Guidance Update

Minefinders has revised its previously reported 2009 production outlook to approximately 1.4 million ounces of silver and 80,000 ounces of gold at cash operating costs of between $520 and $530 per gold-equivalent ounce assuming a 71 to one silver to gold ratio.

The production outlook revision is a result of the negative effect of the lower than expected crusher throughput in July and August and lower gold and silver grades realized during the period. With the increase in crusher throughput subsequent to quarter end and advancement of pre-stripping to expose the higher-grade central dome area of the deposit, production is expected to increase going forward with an associated reduction in operating cash costs.

Settlement of Binding Arbitration

In October 2009, Minefinders reached a settlement with Ausenco International Pty Ltd. of Brisbane, Australia and a related company, Ausenco Americas LLC ( collectively "Ausenco") concerning the previously reported binding arbitration process that commenced in May 2008. The settlement agreement resolves and terminates all other claims, causes of action, rights and other remedies that Minefinders and Ausenco have or may have against each other that were contemplated by the arbitration.

As a result of the settlement, Minefinders will receive a net amount of cash and will not have to pay an accrued amount payable to Ausenco. The net recovery will be recorded as a reduction to mineral property, plant and equipment in the Company's December 31, 2009 year-end financial statements.

Financial and Operating Results

Minefinders commenced pre-commercial production of gold and silver in November of 2008. Financial and operating results reflect the transition from pre-commercial operations to the commencement of commercial production at the Dolores Mine effective May 1, 2009. The commencement of commercial production is largely responsible for the improved financial results for the third quarter and first nine months of 2009 compared with a year earlier.

At September 30, 2009, the Company had $73.8 million in cash and cash equivalents and net working capital of $90.2 million. The net proceeds from the production and sale of gold and silver, working capital on hand and funds available through its revolving credit facilities will allow the Company to fund its current and projected cash requirements.

Third quarter 2009 operations compared with second quarter 2009 (1)

	Q3 2009	Q2 2009
Ore crushed and stacked (tonnes per day)	14,000	15,000
Gold production (oz)	18,799	23,336
Silver production (oz)	318,878	419,946
Sales proceeds	$24.1 million	$26.0 million
Gold equivalent volume sold (oz) (2)	24,689	27,704
Cash operating cost per gold equivalent ounce sold (2)	$587	$527
Total cash cost per gold equivalent ounce sold (2)	$616	$552
Gold volume sold (oz)	19,305	22,108
Average realized gold price (per oz)	$974	$937
Silver volume sold	349,248	369,532
Average realized silver price (per oz)	$15.18	$14.19

(1) The operating comparisons are for the second quarter of 2009 because the Company had no mining operations in the third quarter of 2008.

(2)  Using a ratio of 65 ounces of silver to one ounce of gold in Q3 and 66 ounces of silver to one ounce of gold in Q2.

During the third quarter, Minefinders completed a bought deal financing for net proceeds to the Company of $56.7 million with closing of the over-allotment option in October 2009 for additional net proceeds of $3.3 million. Minefinders also repaid $10 million of its revolving credit facility by September 30, 2009 and repaid a further $31.5 million subsequent to September 30, 2009.

The complete unaudited third quarter 2009 financial statements and accompanying Management’s Discussion and Analysis are available at www.sedar.com or on the Company’s website at www.minefinders.com.

Conference Call

The Company has scheduled an investor conference call for 1 p.m. Pacific Time (4 p.m. Eastern Time) on Tuesday, November 10, 2009, to discuss its financial and operating results for the third quarter ended September 30, 2009.

To access the conference call by telephone, please call 416-340-8061 from overseas or the Greater Toronto Area, or dial toll-free 1-866-225-0198 from elsewhere in North America. An audio replay will be available until November 17, 2009 by calling toll-free in North America at 1-800-408-3053 or 416-695-5800 for Toronto based or overseas callers. Please enter passcode 2310546.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com

Non-GAAP Measures

This release includes non-GAAP performance measures of “total cash cost per ounce” and “operating cash cost per ounce”. Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce are measures typically reported by mining companies but are non-GAAP measures without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce. This information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" of Minefinders' Annual Information Form for the year ended December 31, 2008 and under the heading "Risks and Uncertainties" of Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2008 and quarter ended September 30, 2009, all of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.